

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-mail</u>
Alan Meeker
Chief Executive Officer
Fuse Medical, Inc.
4770 Bryant Irvin Court, Suite 300
Fort Worth, TX 76107

> **Re: Fuse Medical, Inc.**
> **Current Report on Form 8-K/A**
> **Filed August 29, 2014**
> **File No. 000-10093**

Dear Mr. Meeker:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 6

1. We note your revised disclosure in response to comment 3 that you plan to file the agreement with Texas AmBioMed, LLC with your next periodic report and plan to seek confidential treatment of certain terms of that agreement. Please note that you will need to file the agreement and resolve any comments on your confidential treatment request before we may complete our review of your Form 8-K.

2. We reissue prior comment 4, in part. Please describe clearly the material, definitive effects of the relevant regulations upon your business. We note, in this regard, the revised disclosure on page 14 regarding "derivative requirements applicable to the manufacturers" and the fact that you "may" be required to obtain state licensure or certifications or be subject to inspections. It is unclear what derivative requirements

apply to you and why you are not able to state definitively that you are subject to licensure and other requirements.

Item 3.02, page 38

3.   We reissue prior comment 8. Please provide all information required by Item 701 of Regulation S-K for each issuance reportable under this section. For example, it is unclear if you relied on Regulation D of the 1933 Act in connection with identifying investors as accredited. Please revise or advise.

Liquidity and Capital Resources, page 25

4.   We note your revised disclosure in response to prior comment 6 and reissue the comment. Your revised disclosure should address whether you have sufficient capital to sustain current operations for the next 12 months without assuming access to additional capital.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Travis Leach, Esq.